Exhibit 12.1

Consolidated Edison, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Years Ended December 31,
	2012	2011	2010	2009	2008
Earnings
Net Income from Continuing Operations	$1,138	$1,051	$992	$868	$922
Preferred Stock Dividend	3	11	11	11	11
(Income) or Loss from Equity Investees	4	—	2	(1)	(1)
Minority Interest Loss	—	—	—	—	—
Income Tax	600	600	548	440	524

Pre-Tax Income from Continuing Operations	$1,745	$1,662	$1,553	$1,318	$1,456

Add: Fixed Charges*	638	642	660	660	592
Add: Distributed Income of Equity Investees	—	—	—	—	—
Subtract: Interest Capitalized	—	—	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	5	19	19	18	18

Earnings	$2,378	$2,285	$2,194	$1,960	$2,030

* Fixed Charges
Interest on Long-term Debt	$568	$562	$580	$574	$504
Amortization of Debt Discount, Premium and Expense	18	20	17	16	15
Interest Capitalized	—	—	—	—	—
Other Interest	20	18	21	30	33
Interest Component of Rentals	27	23	23	22	22
Pre-Tax Preferred Stock Dividend Requirement	5	19	19	18	18

Fixed Charges	$638	$642	$660	$660	$592

Ratio of Earnings to Fixed Charges	3.7	3.6	3.3	3.0	3.4